

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 28, 2017

K. Jon Taylor
Vice President, Controller and Chief Accounting Officer
FirstEnergy Corp.
FirstEnergy Solutions Corp.
76 South Main Street
Akron, OH 44308

> **Re:** **FirstEnergy Corp.**
> **FirstEnergy Solutions Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File Numbers 333-21011 and 0-53742**

Dear Mr. Taylor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products